UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 20, 2022

NUVUS GRO CORP.

(Exact name of issuer as specified in its charter)

Nevada	82-3156625
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 1. Fundamental Changes

On July 20, 2022, Jake P. Noch Family Office LLC (“Noch Family Office”) acquired control of Nuvus Gro Corp. (the “Company”) by purchasing 37,900,000 shares of Common Stock of the Company from the controlling shareholder (the “Noch Transaction”).

Item 6. Changes in Control of Issuer

A change of control of the Company took place on July 20, 2022 as described under Item 1- Fundamental Changes. As a result of the Noch Transaction, the Noch Family Office acquired control of the Company by purchasing 37,900,000 Common Stock of the Company from the controlling shareholder at a per share price of $0.01134. The Noch Family Office used its own capital to purchase the shares of Common Stock of the Company. As a result, the Noch Family Office now owns and controls approximately 56% of the outstanding shares of common stock of the Company.

Item 7. Departure of Certain Officers

On July 19, 2022, Jake P. Noch was appointed as Chairman of the Board of Directors of the Company and as Chief Executive Officer, Chief Financial Officer and Secretary of the Company. Sam Talari also resigned as director and as executive officer on July 19, 2022.

Mr. Noch has served as the founder, Chief Executive Officer, President, Chief Financial Officer and Secretary of Pro Music Rights Inc. since January 2018. In addition, Mr. Noch has served as the Managing Director of the Jake P. Noch Family Officer, LLC since May 2022, as the CEO and Co-Founder of Noch Financial Group , LLC since July 2019 and was a proprietary trader for T3 Trading Group, LLC from December 2020 through January 2022.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUVUS GRO CORP.

Date:	July 22, 2022	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.